

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

David Seaburg
Chief Executive Officer
Stella Diagnostics, Inc.
50 West Broadway, Suite 300
Salt Lake City, Utah 84101

> **Re: Stella Diagnostics, Inc.**
> **Post Qualification Amendment No. 1 to**
> **Offering Circular on Form 1-A**
> **Filed June 15, 2022**
> **File No. 024-11342**

Dear Mr. Seaburg:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew McMurdo, Esq.